PLAYERS NETWORK

1771 E. Flamingo Road

#201-A

Las Vegas, Nevada 89119

September 25, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director Sharon Virga, Staff Accountant Robert Littlepage, Accounting Branch Chief Ajay Koduri, Staff Attorney Kathleen Krebs, Special Counsel

Re:	PLAYERS NETWORK (the “Company”) Registration Statement on Form S-1 File No. 333-190107

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 1:00 p.m. (Eastern Standard Time) on September 26, 2013 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

PLAYERS NETWORK

/s/ Mark Bradley

Mark Bradley,

Chief Executive Officer